UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June, 2025

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc notes rating actions by Fitch

27 June 2025

NatWest Group plc ("NWG") and its subsidiaries note the decision by the credit rating agency Fitch Ratings (Fitch) to upgrade a number of ratings of NWG and its subsidiaries on 25 June, including:

●
Raising NWG's Viability Rating to a+ from a;

●
Raising the long-term Issuer Default Rating on NWG to 'A+' from 'A' and affirming the F1 Short-Term Issuer Default Rating;

●
Raising the long-term ratings to 'AA-' from 'A+', and upgrading the short-term ratings to 'F1+' from 'F1' on NatWest Bank plc, Royal Bank of Scotland plc, NatWest Bank Europe GMBH, NatWest Markets Plc, NatWest Markets N.V.;

●
Upgrading the long-term ratings of The Royal Bank of Scotland International Limited to 'AA-' from 'A' and upgrading the Short Term rating to 'F1+' from 'F1';

●
Upgrading the long-term rating of NatWest Markets Securities Inc. to 'A+' from 'A' and affirmed the short-term rating at 'F1';

●
Upgrading all rated debt issuance from NWG and its subsidiaries in line with the above actions.

The outlook on all rated entities is now Stable.

Summary of Fitch senior unsecured debt ratings:

	Former			New
	Long Term Rating	Outlook	Short Term Rating	Long Term Rating	Outlook	Short Term Rating
NatWest Group plc	A	Positive	F1	A+	Stable	F1
National Westminster Bank plc The Royal Bank of Scotland plc NatWest Bank Europe GMBH NatWest Markets Plc NatWest Markets N.V.	A+	Positive	F1	AA-	Stable	F1+
NatWest Markets Securities Inc	A	Positive	F1	A+	Stable	F1
The Royal Bank of Scotland International Ltd	A	Positive	F1	AA-	Stable	F1+

A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, change or withdrawal at any time by the rating agency.

For further information please contact:

NatWest Investor Relations

+44 (0) 207 672 1758

NatWest Media Relations:

+44 (0) 13 1523 420

Legal Entity Identifier
NatWest Group plc

National Westminster Bank plc

The Royal Bank of Scotland plc

NatWest Bank Europe GMBH

NatWest Markets Plc

NatWest Markets N.V.

NatWest Markets Securities Inc

The Royal Bank of Scotland International Ltd

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	27 June 2025	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary